June 9, 2023
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Planet Labs PBC
Request for Withdrawal of Amendment No. 1 to the Registration Statement on Form S-3
File No. 333-261923
Dear Sir or Madam,
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Planet Labs PBC (the “Company”) hereby requests that Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-261923), filed with the Securities and Exchange Commission (the “Commission”) on June 9, 2023 (the “Form S-3”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter. Form S-3 was filed as an amendment to the Registration Statement on Form S-1 that was amended by Post-Effective Amendment No. 1 filed on April 14, 2022, by Post-Effective Amendment No. 2 filed on May 5, 2022 and Post-Effective Amendment No. 3 filed on March 29, 2023 (together but excluding the Form S-3, the “Registration Statement”). For the avoidance of doubt, the Company requests that the Registration Statement not be withdrawn.
The Company is seeking withdrawal of the Form S-3 because the Commission requested the Company do so and file a Post-Effective Amendment No. 4 to the Registration Statement.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please direct any questions or comments regarding this correspondence to our counsel, Phillip Stoup of Latham & Watkins LLP at (415) 395-8216.
Thank you for your assistance in this matter.

Very truly yours,

Planet Labs PBC

By:	/s/ Amy Keating
Name: Amy Keating
Chief Legal Officer and Secretary

cc:	Phillip Stoup, Esq., Latham & Watkins LLP